Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2014

	Three Months Ended June 30		Nine Months Ended June 30
	2014	2013	2014	2013
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$74,391	$53,188	$427,827	$356,845
Add:
Portion of rents representative of the interest factor	3,177	3,213	9,438	9,675
Interest on debt & amortization of debt expense	31,840	32,741	95,556	96,594
Income as adjusted	$109,408	$89,142	$532,821	$463,114
Fixed charges:
Interest on debt & amortization of debt expense(1)	$31,840	$32,741	$95,556	$96,594
Capitalized interest(2)	332	450	1,040	1,359
Rents	9,530	9,638	28,314	29,025
Portion of rents representative of the interest factor(3)	3,177	3,213	9,438	9,675
Fixed charges(1)+(2)+(3)	$35,349	$36,404	$106,034	$107,628
Ratio of earnings to fixed charges	3.10	2.45	5.03	4.30